700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 FAX 202.637.3595 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

November 3, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. James E. O’Connor, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-203511) filed by Hercules Technology Growth Capital, Inc. on September 29, 2015

Dear Mr. O’Connor:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 30, 2015 regarding Pre-Effective Amendment No. 2 to the Fund’s Registration Statement and the prospectus contain therein. The Staff’s comment is set forth below in italics and is followed by the Fund’s responses.

Comment: The Staff requests that the Fund confirm and represent to the Staff that it believes that its assets will provide adequate cover to satisfy all of its unfunded commitments.

Response: In response to the Staff’s comment, the Fund confirms and represents to the Staff that it believes that its assets will provide adequate cover to satisfy its unfunded commitments.

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U.S. Securities and Exchange Commission

Attention: Mr. James O’Connor, Senior Counsel

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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